
May 9, 2017

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

> **Re: United Continental Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Filed April 17, 2017**
> **File No. 001-06033**

Dear Mr. Kenny:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. United Airlines' website lists flights to Khartoum, Sudan operated by other airlines including members of the Star Alliance. This website also provides a list of countries and regions for MileagePlus travel and upgrade awards that includes Syria and Sudan. Finally, the website includes a February 17, 2017 Contract of Carriage Document which provides oversize, overweight and excess baggage charges for travel to the Middle East, which is defined to include Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, Star Alliance member partners, or other direct or indirect arrangements. You should describe any products or

services, you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Form 8-K Furnished April 17, 2017

Exhibit 99.1
Return on Invested Capital (ROIC), page 8

3. We note you use non-GAAP amounts in the computation of your measure of "ROIC." Although you characterize in your narrative the measure as non-GAAP, please consider labeling the measure as "non-GAAP" to prevent confusion with computations of ROIC based solely on GAAP amounts.

4. In regard to your computation of ROIC, for transparency to investors please consider presenting and quantifying the components making up each of special items and adjustments.

5. In regard to your "NOPAT adjustments," please explain to us and disclose what "net of tax shield" represents.

6. In note (d) to the ROIC computation, you state capital aircraft rent is added back at "7.0X." Please explain to us and disclose what "7.0X" represents and the basis for this adjustment.

Non-GAAP Financial Reconciliation, page 9

7. It appears the terms "special items" and "special charges" are intended to by synonymous. For clarity to investors that each term is not representative of separate and different items and amounts, please use one term or the other.

Chris Kenny
United Continental Holdings, Inc.
May 9, 2017
Page 3

8. In the second paragraph on page 9, you state you exclude third-party business expenses, such as maintenance, ground handling and catering services for third parties, and fuel expense in reporting "CASM" because these expenses are not directly related to your core business. However, it appears these are normal, recurring operating expenses necessary to operate your business. Please explain to us and disclose what you consider to be your core business and why these expenses are not related to this. Also, explain to us how your treatment complies with Question 100.01 of staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("the C&DI").

9. You exclude aircraft rent from your computation of "EBITDAR." Aircraft rent appears to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with the above noted C&DI. Please revise your computation accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure